EXHIBIT (a)(1)(K)

FORM OF EMAIL COMMUNICATION REGARDING REMINDER OF EXPIRATION OF OFFER

TO:	[Eligible Participant]
FROM:	Caesars Option Exchange Program Administrator
SUBJECT:	Expiration of Caesars Entertainment Corporation Option Exchange Program
DATE:	August [ — ], 2012

Our records show you have not made an election to participate in our option exchange program. This email is to remind you that Tuesday, August 21, 2012 at 9:00 p.m. Pacific Time is the final deadline to elect to participate in the program. If you wish to exchange your eligible options for replacement options, you must log on to the option exchange website at https://www.caesarsoptionexchange.com and follow the directions to make a timely election.

There are no exceptions to this deadline, so we encourage you not to wait until the last day to make your election if you wish to participate. On July 24, 2012, you received an email from optionexchange@caesars.com with information regarding how to access the option exchange website. To access the site, go to the option exchange website and please complete the setup process using the instructions provided. You will be asked to submit certain details in order to create a username and a password. Once you are logged on, you will be able to access personalized information about your eligible options and be able to make, change or withdraw your election before the expiration of the option exchange listed above.

Your participation in the option exchange program is completely voluntary, and you are not obligated to participate. Any stock options you do not elect to exchange will remain subject to their present terms.

We urge you to read the Offer to Exchange and other offer documents governing the option exchange, which are available on the option exchange website, https://www.caesarsoptionexchange.com, through the U.S. Securities and Exchange Commission’s website at http://www.sec.gov, by emailing optionexchange@caesars.com, or by calling Russell Goldich, Director of Compensation of Caesars, at (001+) (702) 407-6043.

If for any reason you are unable to access the option exchange website, you may submit a paper election form by facsimile to (001+) (702) 494-4960, but it must be completed, signed and received by 9:00 p.m. Pacific Time, on August 21, 2012.

If you have any questions about the option exchange program, or to obtain a paper election form, please send an email to optionexchange@caesars.com or call Russell Goldich, Director of Compensation of Caesars, at (001+) (702) 407-6043.